National City                         National City Mortgage Co.
Mortgage                              3232 Newmark Drive Miamisburg, Ohio 45342
                                      Telephone (937) 910-1200

                                      Mailing Address:
                                      P.O. 1820
                                      Dayton, Ohio 45401-1820



                    Management's Assertion on Compliance with
                  Minimum Servicing Standards Set Forth in the
             Uniform Single Attestation Program for Mortgage Bankers

                              Report of Management

We, as members of management of National City Mortgage Co. (NCM), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of NCM's compliance with the minimum servicing standards as set forth in the USAP as of December 3l, 1997 and for the year then ended. Based on this evaluation, we assert that during the year ended December 3l, 1997, NCM complied, in all material respects, with the minimum servicing standards set forth in the USAP.

As of and for this same period, NCM had in effect a fidelity bond policy in the amount of $50 million and an errors and omissions policy in the amount of $20 million.

                                         /s/Leo E. Knight, Jr.
                                         Leo E. Knight, Jr., President

                                        /s/T. Jackson Case Jr.
                                        T. Jackson Case Jr., Sr. Vice President

January 29,1998


                               No one Cares More !